SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Ametrine Capital, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

03111R 100
(CUSIP Number)

Tailormade Holdings Ltd  (f/k/a Meitav Underwriting Ltd)
c/o Meitav Investment House Ltd.
4 Berkowitz Street, Museum Tower
Tel Aviv 61180, Israel
+(972)-3-777-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 03111R 100	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Tailormade Holdings Ltd (f/k/a Meitav Underwriting Ltd)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,026,559 shares of Common Stock**
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,026,559 shares of Common Stock**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,026,559 shares of Common Stock**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.0***
14	TYPE OF REPORTING PERSON (See Instructions) CO
* See item 3.
** See item 2.
*** Based on 4,376,559 shares of Common Stock of the Issuer issued and outstanding as of September 22, 2010, obtained from the Issuer's Schedule 14C filed with the Securities and Exchange Commission on October 13, 2010.

SCHEDULE 13D

CUSIP NO. 03111R 100	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Avner Stepak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,026,559 shares of Common Stock**
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,026,559 shares of Common Stock**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,026,559 shares of Common Stock**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.0%***
14	TYPE OF REPORTING PERSON (See Instructions) IN
* See item 3.
** See item 2.
*** Based on 4,376,559 shares of Common Stock of the Issuer issued and outstanding as of September 22, 2010, obtained from the Issuer's Schedule 14C filed with the Securities and Exchange Commission on October 13, 2010.

SCHEDULE 13D

CUSIP NO. 03111R 100	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Yonatan Malca
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,026,559 shares of Common Stock**
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,026,559 shares of Common Stock**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,026,559 shares of Common Stock**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.0%***
14	TYPE OF REPORTING PERSON (See Instructions) IN
* See item 3.
** See item 2.
*** Based on 4,376,559 shares of Common Stock of the Issuer issued and outstanding as of September 22, 2010, obtained from the Issuer's Schedule 14C filed with the Securities and Exchange Commission on October 13, 2010.

SCHEDULE 13D

CUSIP NO. 03111R 100	Page 5 of 8 Pages

Item 1.                        Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of Ametrine Capital, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 340 West Superior Street, Unit 1601, Chicago, Illinois.

Item 2.                        Identity and Background.

(a)           Name:

This Statement is filed by the following persons and entities (the "Reporting Persons"):

(1) Tailormade Holdings Ltd  (f/k/a Meitav Underwriting Ltd), an Israeli private company ("Tailormade").

(2) Avner Stepak.

(3) Yonatan Malca.

           Tailormade is owned by Messesr Avner Stepak and Yonatan Malca, who also serve as its directors.  Tailormade has no other directors or officers.  By reason of Stepak’s and Malca’s control of Tailormade, they may be deemed to be the beneficial owners of, and to share the power to vote and dispose of, the shares owned beneficially by Tailormade. See Item 4.

(b) Address of Principal Business Offices or, if none, Residence:

    4 Berkowitz Street, Museum Tower
    Tel Aviv 61180, Israel

(c)  Citizenship or place of organization of all Reporting Persons, as the case may be, is Israel.
Tailormade currently does not have operations, and Messrs. Stepak and Malca are investment managers.

(d) During the last five years, none of the Reporting Persons and, to the best of the Reporting Person's knowledge, any of the directors and executive officers of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP NO. 03111R 100	Page 6 of 8 Pages

Item 3.        Source and Amount of Funds or Other Consideration.

On September 21, 2010, the Issuer issued 1,704,760 shares consequently to the conversion of a debt of $85,238 it owed to Tailormade (the “Transaction”).

Item 4.         Purpose of Transaction.

The purpose of the Transaction is to effectuate a debt restructuring with respect to the Issuer.

Item 5.         Interest in Securities of the Issuer.

(a) and (b)  Tailormade owns an aggregate of 4,026,559 shares of Common Stock representing 92.0% of the Issuer’s outstanding Common Stock.  Except as set forth in this Item 5, Tailormade does not own beneficially any shares of the Issuer.

Each of Messrs. Stepak and Malca may be deemed to beneficially own the 4,026,559 shares of Common Stock representing 92.0% of the Issuer’s outstanding Common Stock.  The Reporting Persons are deemed to share voting power and dispositive power over the Shares.

(c) None.

(d) To the knowledge of the Reporting Persons, no other person or entity besides them has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of the Reporting Persons, any other person or the Reporting Persons, or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                        Material to be Filed as Exhibits.

The following documents are filed as exhibits to this statement:

SCHEDULE 13D

CUSIP NO. 03111R 100	Page 7 of 8 Pages

Exhibit 99.1         Joint Filing Agreement, dated as of November 9, 2010, by and among Tailormade Holdings Ltd  (f/k/a Meitav Underwriting Ltd), Avner Stepak and Yonatan Malca. (Filed herewith)

SCHEDULE 13D

CUSIP NO. 03111R 100	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2010
Tailormade Holdings Ltd (f/k/a Meitav Underwriting Ltd)
/s/ Avner Stepak
(Signature)

Avner Stepak, Director
(Name and Title)

/s/ Avner Stepak
Avner Stepak

/s/ Yonatan Malca
Yonatan Malca